Exhibit (e)(3)

Mitel Networks Corporation

350 Legget Drive

Ottawa, Ontario K2K 2W7

July 11, 2017

ShoreTel, Inc.

960 Stewart Drive

Sunnyvale, CA 94085

Ladies and Gentlemen:

Mitel Networks Corporation (“Mitel”) and ShoreTel, Inc. (“ShoreTel”) have commenced discussions regarding a potential acquisition of ShoreTel by Mitel (a “Transaction”). ShoreTel understands that Mitel will expend considerable resources in evaluating the possibility of a Transaction, including in connection with its due diligence investigation. Therefore, for good and valuable consideration, the sufficiency of which is hereby acknowledged, each of the Parties agrees as follows:

1. Certain Definitions. As used in this letter agreement (this “Agreement”):

(a) “Acquisition Proposal” means any inquiry, proposal or offer, whether written or oral, received by ShoreTel or any of its Representatives, relating to: (i) a merger, consolidation or other business combination, tender or exchange offer or similar transaction involving an acquisition of ShoreTel or any of its material subsidiaries, (ii) the acquisition, directly or indirectly, of ten percent or more of the equity interests in ShoreTel or any of its material subsidiaries, or any material assets of ShoreTel or any of its material subsidiaries (other than sales in the ordinary course of business) or (iii) a transaction outside the ordinary course of business similar in nature to those contemplated by clauses (i) through (ii) involving an acquisition of control or ownership of Shoretel or any of its subsidiaries or involving a joint venture, recapitalization, or material debt or equity financing, in each case involving ShoreTel or its material subsidiaries, that would be a material impediment to a Transaction or have the effect of making a Transaction impractical (in all cases of clauses (i) through (iii) where such transaction is to be entered into with any Person or group of Persons other than Mitel or its Affiliates); provided, however, that none of the foregoing shall restrict the issuance of shares of common stock of ShoreTel pursuant to the exercise of stock options or other equity incentives outstanding, or the grant of any such options or equity;

(b) “Affiliate” means, when used with respect to any specified Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Person. The term “control” means, when used with respect to any specified Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have correlative meanings;

(c) “Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of June 16, 2017, between Mitel and ShoreTel;

(d) “including” means “including, without limitation”;

(e) “Party” means either Mitel or ShoreTel, as the context requires, and “Parties” means both Mitel and ShoreTel;

(f) “Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental or regulatory body or other entity; and

(g) “Representatives” means, when used with respect to any Party, such Party’s subsidiaries and its and its subsidiaries’ respective directors, employees, affiliates, consultants, attorneys, agents, advisors and other representative.

2. Exclusivity. ShoreTel agrees that, from the time of the execution of this Agreement until 11:59 pm Pacific Time on August 6, 2017 (the “Exclusivity Period”), it will not, and will not permit any of its Representatives to: (i) solicit, initiate, encourage or seek the submission of any Acquisition Proposal; (ii) enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal, including any letter of intent, term sheet or other similar document relating to any such proposal; or (iii) enter into or participate in any discussions or negotiations regarding, or furnish to any Person any information for the purpose of facilitating the making of, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal. ShoreTel further agrees that, during the Exclusivity Period, it will, and it will direct its Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to the matters described in clauses (i), (ii) and (iii) of the preceding sentence.

3. Confidentiality. This Agreement and the existence and contents of this Agreement are subject to the terms of the Confidentiality Agreement and shall be deemed “Confidential Information” as defined in the Confidentiality Agreement with respect to each Party. Each of the Parties agrees not to disclose the existence or subject matter of this Agreement except in accordance with the terms, and subject to the conditions of, the Confidentiality Agreement.

4. Miscellaneous.

(a) Entire Agreement. This Agreement and the Confidentiality Agreement contain the entire agreement between the Parties concerning the subject matter hereof and supersedes all previous agreements, written or oral, between the Parties or their respective affiliates, relating to the subject matter hereof.

(b) Responsibility for Representatives. Each Party agrees that any action that would constitute a breach of this Agreement if taken by such Party that is taken by one or more of its Representatives will constitute a breach of this provision by such Party.

(c) Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any Party without the prior written consent of the non-assigning Party. Any purported assignment without such consent shall be void and unenforceable.

(d) Amendment and Waiver. No amendment of this Agreement shall be binding unless approved in writing by each of the Parties. No failure or delay by either Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, and no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. No waiver of the terms and conditions hereof will be binding unless approved in writing by the Party against which such waiver is sought to be enforced.

(e) Remedies. Each Party acknowledges and agrees that the other Party would be irreparably injured by a breach of this Agreement by the first Party or its Representatives and that money damages are an inadequate remedy for an actual or threatened breach of this Agreement because of the difficulty of ascertaining the amount of damage that will be suffered by the other Party in the event that this Agreement is breached. Therefore, each Party agrees that the other Party may seek specific performance of this Agreement and injunctive or other equitable relief in favor of the other Party as a remedy for any such breach, without proof of actual damages. Each Party further waives any requirement for the securing or posting of any bond in connection with any such remedy. Such remedy shall not be deemed to be the exclusive remedy for a Party’s breach of this Agreement, but shall be in addition to all other remedies available at law or equity to the other Party. In the event of an order by a court of competent jurisdiction relating to a breach of this Agreement, the non-prevailing Party shall reimburse the prevailing Party for all reasonable attorneys’ fees incurred by the prevailing Party incurred in connection with any litigation relating to such breach.

(f) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect to the fullest extent permitted by law and shall in no way be affected, impaired or invalidated.

(g) Termination. Except for Section 3 (Confidentiality), which shall be binding for a period of three years from the date hereof, upon the expiration of the Exclusivity Period, this Agreement shall terminate without further action on the part of any Party and no Party shall have any claim or other right against another Party, except to the extent a violation of the terms of this Agreement occurred prior to the expiration of the Exclusivity Period.

(h) No Obligation to Complete a Transaction: This Agreement is not intended to, and does not, constitute an agreement or impose any obligation on either Party to: (i) consummate a Transaction, (ii) conduct or continue discussions or negotiations concerning a Transaction, (iii) extend the Exclusivity Period, (iv) enter into a joint venture or other business relationship of any kind or (v) enter into or negotiate a definitive agreements relating to a Transaction (a “Definitive Agreement”). Except for matters specifically agreed to in this Agreement and the Confidentiality Agreement, neither Party shall have any rights or obligations of any kind whatsoever with respect to a Transaction by virtue of this Agreement or any other written or oral expression by the Parties or their respective Representatives unless and until a Definitive Transaction Agreement is executed and delivered.

(i) Governing Law; Forum. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements entered into and performed solely within the State of Delaware, without regard to any principles of conflicts of law that would refer a matter to, or result in the application of the laws of, another jurisdiction. EACH PARTY ALSO HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SUBMIT TO THE JURISDICTION OF THE CHANCERY COURT OF THE STATE OF DELAWARE LOCATED IN WILMINGTON, DELWARE, AND RELATED APPELLATE COURTS, AND ‘OF THE UNITED STATES OF AMERICA LOCATED IN DELAWARE, for any actions, suits or proceedings arising out of, or relating to, this Agreement or the transactions contemplated hereby, and each Party agrees not to commence any action, suits or proceeding relating thereto except in such courts. Each Party further agrees that service of any process, summons, notices or documents by U.S. registered mail, postage prepaid, to its address set forth in this Agreement shall be effective service for process for any action, suit or proceeding brought against such Party in any such court. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the courts of the State of Delaware or the United States of America located in the State of Delaware. Each Party hereby further irrevocably and unconditionally waives any right to trial by jury and waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(j) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which shall constitute the same agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

[Signature page follows]

If the foregoing correctly sets forth our agreement, please sign and return one copy of this Agreement, whereupon this Agreement shall constitute our binding agreement with respect to the matters set forth herein.

Very truly yours,

MITEL NETWORKS CORPORATION

By:	/s/ Greg Hiscock
Name:	Greg Hiscock
Title:	VP, General Counsel

Accepted and agreed to as of the date first written above:

SHORETEL, INC.

By:	/s/ Allen Seto
Name:	Allen Seto
Title:	General Counsel

Signature Page to Exclusivity Agreement